Mail Stop 6010


      February 13, 2006


Mr. Stuart Michelson
Chief Financial Officer
Surgilight, Inc.
12001 Science Drive, Suite 140
Orlando, Florida  32826

	Re:	Surgilight, Inc.
      Form 10-KSB for the Year Ended December 31, 2004
Forms 10-QSB for the Quarter Ended March 31, 2005, June 30, 2005, and
     September 30, 2005
      File No. 000-24897


Dear Mr. Michelson:

      We have reviewed your filings and your response letter dated January 30, 2006 and we have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2004

General

1. Please incorporate your responses to comments 1,4,9,10, and 13 contained in your correspondence dated January 30, 2006 to us in your 2005 Form 10-KSB. We may have further comments after review of your 2005 Form 10-KSB.

Item 6. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

-Critical Accounting Policies

2. Please refer to our prior comment 4 in our letter dated July
22,
2005. You state that adjustments to the carrying value of your inventories for excess and obsolete items are based, in part, on your estimate of demand for the next twelve months. You further state that such estimate is based on your historical experience and consideration of relevant factors. Based on your response letter dated January 30, 2006 to us you state sales quotas in your distributor contracts have not been met. Also, we note that sales for the nine months ended September 30, 2005 were $139,000. We understand that you have not received FDA approval to sell your equipment in the United States and in European markets you received your CE mark in mid-2005. In light of these factors, please expand your critical accounting policy to include a more robust discussion of the methodology used by management to evaluate your inventory for excess and obsolete items since you state that past sales are not an accurate projection of current or future sales.

- Revenues

3. Please refer to our prior comment 3. Please revise your statement of operations for the year ended December 31, 2004 to classify the reversal of vendor payables in the amount of $113,000 as a reduction from operating expenses.

Consolidated Financial Statements

Consolidated Statement of Cash Flows

4. Please refer to prior comment 5. Please revise your 2004 statement of cash flows to remove the conversion of outstanding debentures and disclose either in narrative or summarized schedule as a non-cash financing activity.  Refer to the guidance in paragraph
32
of SFAS 95.

Notes to Consolidated Financial Statements

Note 1.  The Company and Summary of Significant Accounting
Policies

-(g) Inventory

5. Please refer to our prior comment 13 in our letter dated July
22,
2005. Please disclose in a clear and concise manner your reasons for classifying part of your inventory as a non-current asset. In light of the fact that small amounts of your inventory has been actually sold since acquired from Premier in 2000 and that past sales are not an indication of future sales, support your conclusion to classify such inventories as long-term by disclosing for an investor why the classification of inventory as long-term asset is appropriate given the lack of historical sales, sales quotas not met by distributors, lack of sales contracts for your equipment and that such equipment will not become technology obsolete.

Note 8.  Note Payable and Convertible Debenture

6. Please revise your 2004 financial statements to classify the convertible debentures issued of $1,088,154 to Global Emerging Markets as short-term since the debentures were in default at December 31, 2004 and you do not meet the conditions outlined in paragraphs 9-11 of SFAS 6 to classify them as long-term debt.

Note 12.  Stockholder`s Equity

7. We re-issue previous comment 24 from our letter dated July 22, 2005 in its entirety.

8. Please file the private placement agreement and registration rights agreement as exhibits.

Form 10-QSB for the Quarterly Period Ended September 30, 2005

9. Please refer to prior comment 14. Please reflect the litigation income as non-operating income and to classify the reversal of vendor payables as a reduction from operating expenses in your 2005 Form
10-
KSB.

10. Please refer to prior comments 15-17. Please provide us with a copy of the ethics code referenced in your response to these comments.

11. Please confirm, if true, that you have had no contacts with Iran other than that described in your response to our prior comments 15 -
17, and that you currently anticipate no other contacts with Iran.
12.
Please advise us in writing whether, to your knowledge, the scanner described in your response to our prior comments 15 - 17, or any of its component parts, have military application. If you have sold or delivered any other items into Iran, directly or indirectly, provide the same information with respect to all such items.

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639 or me at (202) 551-3327 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin
James,
Senior Assistant Chief Accountant, at (202) 551-3671.

      							Sincerely,



      Michele Gohlke
      Branch Chief


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Mr. Stuart Michelson
Surgilight, Inc.
February 13, 2006
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